Mail Stop 3561

April 16, 2009

Andre Luiz Nascimento Moreira
c/o State Agent and Transfer Syndicate, Inc.
Alarming Devices, Inc.
112 North Curry Street
Carson City, Nevada 89703

**Re:     Alarming Devices, Inc.**
**        Amendment No. 1 to Registration Statement on Form S-1**
**        Filed March 23, 2009**
**        File No. 333-157010**

Dear Mr. Moreira:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.  Please check the box on the front page of the registration statement that indicates that you are offering shares of stock on a delayed or continuous basis pursuant to Rule 415, or tell us why you think it is inappropriate to do so.

<u>Outside Front Cover Page</u>

2.  Please state prominently on the front cover page of your prospectus the fact that your auditors have issued a going concern opinion.

3.  Please revise the front cover page to disclose the duration of the offering.  Also disclose that there is currently no market for your common stock.

<u>Summary Information, page 6</u>

4.  Please note that a summary should provide a brief and balanced overview of your company.  In this regard, please consider the following:

    •   Please state that you have received a going concern opinion from your auditors.

    •   Please disclose that your shares currently are not traded on any market or exchange, and briefly explain how this impacts share liquidity.

    •   Please clarify the current status of your business operations and provide further details on your business plan.

    These are only examples.  We may have further comments based upon your revisions.

5.  We note that your disclosure refers to February 28, 200<u>8</u> as the end of your most recent fiscal year.  We presume that you mean to refer to February 28, 200<u>9</u>, which is the end of your most recent fiscal quarter.  Please revise or advise.

<u>Plan of Distribution, page 16</u>

6.  We note that you will offer common stock at $0.03 per share until your shares are quoted on the Over-the-Counter Bulletin Board, after which you intend to offer and sell the shares at prevailing market prices.  Please disclose that you will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

7.  We note your statement that the "company's shares may be sold to purchasers from time to time…."  Please revise this to disclose the duration of the offering, as it appears you have limited the offering period to 90 days, with the possibility for the company to extend the offer for an additional 90 days.

Description of Business, page 18

8. Please expand your disclosure to include more information about your intended line of business. For example, include disclosure regarding the following:

- The principal products or services in your proposed market and a detailed discussion of the products and services you intend to offer.

- The geographic market you intend to serve, as it is not clear if your product will require installation and whether you plan to provide such services, and to whom you intend to market your products.

- How you intend to compete in the wireless alarm industry, the current competitive business conditions in your industry and your competitive position.

- The sources and nature of the products you intend to import and sell, and whether you have identified any potential suppliers.

Please note these are only examples and we may have further comment based on your revisions. See Item 101 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Capital Resources and Liquidity, page 42

9. Please revise this section to delete or explain your references to private placements.

10. We note your statement that the "current funds available to the company will not be sufficient to continue maintaining a reporting status." Please revise this section to discuss what current funds are available and to clarify how those funds are being used considering the company's liabilities exceed its assets. Clarify your disclosure to discuss the impact on your business of failing to maintain a reporting status and whether that will be the only aspect of your business to suffer if you do not raise funds in this offering.

Business Experience, page 44

11. Please revise this section to limit discussion of Mr. Moreira's business experience to his principal occupation and employment during the past five years. In this regard, please delete the statement that Mr. Moreira "has always been interested

in the security business." Also, please name the businesses or organizations that employed him, if applicable. See Item 401 of Regulation S-K.

Recent Sales of Unregistered Securities, page 48

12. Please indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available. See Item 701 of Regulation S-K.

Exhibits and Financial Statement Schedules, page 49

13. Please file as an exhibit a form of the subscription agreement to be used in your offering.

Undertakings, page 49

14. Please revise to include the undertaking set forth under Item 512(a)(5)(ii) of Regulation S-K.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director


cc:     State Agent and Transfer Syndicate, Inc.
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